

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Han Gengchen
Chairman and Chief Executive Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District, Beijing 102206
People's Republic of China

   Re: Origin Agritech Limited
    Form 20-F for the Fiscal Year Ended September 30, 2021
    Filed February 4, 2022
    File No. 000-51576

Dear Han Gengchen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services